

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2014

Via E-mail
Michael Xiangyu Chen
Chief Executive Officer
iDreamSky Technology Limited
16/F, A3 Building, Kexing Science Park
15 Keyuan Road North, Nanshan District
Shenzhen, Guangdong, 518105
The People's Republic of China

> **Re: iDreamSky Technology Limited**
> **Registration Statement on Form F-1**
> **Filed July 3, 2014**
> **File No. 333-197246**

Dear Mr. Chen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to our letter dated June 30, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1.   We note your response to prior comment 5 regarding your self-developed games. Please revise this section to clarify that a significant amount of your revenues for the quarter ended March 31, 2014 was derived from your self-published games.

Risk Factors

A failure by the beneficial owners of our shares who are PRC residents…, page 44

2.   It appears that SAFE Circular No. 75 was repealed by the State Administration of Foreign Exchange on July 14, 2014 and superseded by SAFE Circular No. 37. Please revise this risk factor, your disclosure on pages 148 and 149, and elsewhere as appropriate to clarify the regulatory impact of SAFE Circular No. 37 to you, your VIEs and respective nominee shareholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2014

Revenues

Game revenues, page 98

3.   You indicate that you revised your description of certain statement of operations items in response to prior comment 3. Please revise your analysis of the change in game revenues in the results of operations section to discuss and quantify the impact of your new presentation and recognition on revenue and key metrics. In this regard, it appears that a significant portion of the increase in game revenues is due to new revenue streams and the presentation of certain revenue arrangements on a gross basis.

Business, page 118

4.   We note your response to prior comment 4 regarding your revenue sharing arrangements with your third-party publishers. It is still unclear how the revenues sharing percentages on a net basis is comparable to the industry practice of 15% to 25% of gross billings. Please revise to disclose your range of revenue sharing percentages on a net basis or supplementally provide us an illustrative reconciliation.

5.   Please revise to identify the names of three self-developed games briefly mentioned on page 127 and describe how you generate revenue from them, or advise.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2012 and 2013

Note 22. Subsequent events, page F-52

6.   We note that you issued 12.2 million restricted shares on July 17, 2014. Disclose the significant terms related to these issuances (e.g., price, vesting terms, etc.). Disclose the amount of stock-based compensation and the attribution period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, me at (202) 551- 3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        David T. Zhang, Esq.
        Kirkland & Ellis International LLP